UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 9)

GENZYME CORPORATION

(Name of Subject Company (Issuer))

GC MERGER CORP.

SANOFI-AVENTIS

(Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 par value

(Title of Class of Securities)

372917104

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174, avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,351,638,353	$1,308,472

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding: (i) the product of (x) 254,839,847 (the number of shares of common stock of the subject company (“Shares”) issued and outstanding as of July 31, 2010) and (y) $69.00 (the per Share offer price); and (ii) the product of (x) 37,230,306 (the number of Shares issuable upon exercise of outstanding options, warrants and rights as of December 31, 2009) and (y) $20.62 (the difference between the $69.00 per Share offer price and $48.38, the weighted-average exercise price of such options, warrants and rights). The number of outstanding Shares is reported in the subject company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, and the number and weighted-average exercise price of the subject company’s options, warrants and rights is reported in the subject company’s Definitive Proxy Statement filed April 26, 2010.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $1,308,472

Form of Registration No.: Schedule TO

Filing Party: Sanofi-Aventis

Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 9 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) and is filed by (i) GC Merger Corp., a Massachusetts corporation (the “Purchaser”), and a wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Parent”) and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), at a purchase price of $69.00 per Share net to the sellers in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO (including the Offer to Purchase) contains important information about the Offer, all of which should be read carefully by Genzyme shareholders before any decision is made with respect to the Offer.

Documentation relating to the Offer has been mailed to Genzyme shareholders and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 12 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Items 1 to 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) Section 10 (“Background of the Offer; Past Contacts or Negotiations with Genzyme”) of the Offer to Purchase is hereby amended by adding the following paragraphs at the end of the section:

As previously disclosed, our financial advisors have been engaged in discussions with respect to a potential Contingent Value Right (CVR), for Lemtrada™ with milestone payments based upon approval and certain sales thresholds. Those discussions are continuing and now include representatives from both companies. There remain significant differences on the terms and conditions of the potential CVR and the value of our offer, and there is no guarantee that the parties will come to an agreement.

(2) The sub-section captioned “European Union Antitrust Compliance” in Section 15 (“Certain Matters; Regulatory Approvals”) is hereby amended by appending the following disclosure between the penultimate and final paragraphs of such sub-section:

Pursuant to the requirements of Article 7(1) of Council Regulation No. 139/2004, the Offer was formally notified to the EC by the filing of a Form CO on November 29, 2010. Unless the review period is extended, Phase II proceedings are initiated, or a clearance decision is issued, the review period will expire in the ordinary course on January 12, 2011.

(3) The sub-section captioned “Japanese Antitrust Compliance” in Section 15 (“Certain Matters; Regulatory Approvals”) is hereby amended by appending the following disclosure between the penultimate and final paragraphs of such sub-section:

On October 26, 2010, Parent’s notification form concerning the Offer was formally accepted by the JFTC. The applicable review period under the Antimonopoly Law expired on November 26, 2010, without any action having been taken by the JFTC.

(4) The sub-section captioned “Litigation” in Section 15 (“Certain Matters; Regulatory Approvals”) is hereby amended by appending the following disclosure at the end of such sub-section:

On November 1, 2010, the defendants in the consolidated Massachusetts state court action moved to dismiss the Consolidated Class Action Complaint. On December 6, 2010, the parties completed briefing on that motion, which was then submitted to the Massachusetts state court for, and currently awaits, disposition.

Also on December 6, 2010, the plaintiff in the Pinchuk action voluntarily dismissed his complaint without prejudice.

On December 17, 2010, the plaintiffs in the Morelos Revocable Trust, Malina, Resendes and Field actions filed an unopposed motion to consolidate their respective actions and to appoint lead counsel. That motion is currently pending.

(5) Schedule I of the Offer to Purchase is amended by striking the name of Marc Cluzel as a Member of the Management Committee, Executive Vice President Research & Development, and a Member of the Executive Committee of Parent, and the related disclosure on page I-8, and by inserting the following:

Dr. Elias Zerhouni Member of the Management Committee President, Global Research & Development, Medicines and Vaccines Member of the Executive Committee

After completing his initial training in Algeria, Dr. Zerhouni continued his academic career at the Johns Hopkins University and Hospital where he is currently professor of Radiology and Biomedical engineering and senior adviser for Johns Hopkins Medicine. He served as Chair of the Russell H. Morgan Department of Radiology and Radiological Sciences, Vice Dean for Research and Executive Vice Dean of the School of Medicine from 1996 to 2002 before his appointment as Director of the National Institutes of Health of the United States of America from 2002 to 2008. Dr Zerhouni’s recent appointments outside of Sanofi-Aventis include a Senior Fellowship of the Bill and Melinda Gates Foundations, the board of trustees of the Mayo Clinic and the Lasker Foundation. Dr. Zerhouni was received as member of the US National Academy of Sciences’ Institute of Medicine in 2000 and the French National Order’s Legion of Honor in 2008. He was recently appointed as Chair of Innovation at the College de France and elected member of the French Academy of Medicine in 2010. In February 2009, Sanofi-Aventis named Dr. Zerhouni Scientific Advisor to the Chief Executive Officer and to the Senior Vice-President Research & Development. Since January 1, 2011, Dr. Zerhouni is President Global Research & Development and serves on the Executive Committee of Sanofi-Aventis.

Dr. Zerhouni is a citizen of the United States.

(6) Schedule I of the Offer to Purchase is amended by striking the name of Wayne Pisano as a Member of the Management Committee, Senior Vice President Vaccines, and Member of the Executive Committee of Parent, and the related disclosure on page I-9, and by inserting the following:

Olivier Charmeil Senior Vice President Vaccines Member of the Executive Committee

Olivier Charmeil is a graduate of HEC (Ecole des Hautes Etudes Commerciales) and of the Institut d’Etudes Politiques in Paris. From 1989 to 1994, he worked in the Mergers & Acquisitions department of Banque de l’Union européenne. He joined Sanofi Pharma in 1994 as head of Business Development. Subsequently, he held various posts within the Group, including Chief Financial Officer (Asia) for Sanofi-Synthélabo in 1999 and Attaché to the Chairman, Jean-François Dehecq, in 2000, before being appointed as Vice President, Development within the Sanofi-Synthélabo International Operations Directorate, where he was responsible for China and support functions. In 2003, Olivier Charmeil was appointed Chairman and Chief Executive Officer of Sanofi-Synthélabo France, before taking the post of Senior Vice President, Business Management and Support within the Pharmaceutical Operations Directorate. In this role, he piloted the operational integration of Sanofi-Synthélabo and Aventis. He was appointed Vice President Pharma Operations Asia Pacific in February 2006 and subsequently also had responsibility for Operations Japan and Asia/Pacific & Japan Vaccines. Since February 2009. Since January 1, 2011, Olivier Charmeil is Senior Vice President Vaccines and serves as the Executive Committee.

Mr. Charmeil is a citizen of France.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

(a)(5)(J)         Press Release issued by Sanofi-Aventis on January 9, 2011.

SIGNATURE

After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

SANOFI-AVENTIS

By:	/S/ ALEXANDRE LEMOALLE
Name:	Alexandre Lemoalle
Title:	Authorized Signatory

GC MERGER CORP.

By:	/S/ KAREN LINEHAN
Name:	Karen Linehan
Title:	Authorized Signatory

Date: January 10, 2011

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated October 4, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on October 4, 2010 in The Wall Street Journal.*

(a)(5)(A)	Press Release issued by Sanofi-Aventis on October 4, 2010.*

(a)(5)(B)	English Translation of Excerpts from Offer to Purchase published in France by Sanofi-Aventis on October 4, 2010.*

(a)(5)(C)	Investor Presentation by Sanofi-Aventis dated October 4, 2010.*

(a)(5)(D)	Transcript of Investor Conference Call held by Sanofi-Aventis on October 4, 2010.*

(a)(5)(E)	Press Release issued by Sanofi-Aventis on October 20, 2010.*

(a)(5)(F)	Excerpt from Investor Presentation by Sanofi-Aventis on October 28, 2010.*

(a)(5)(G)	Excerpts of Transcript of Earnings Conference Call held by Sanofi-Aventis on October 28, 2010.*

(a)(5)(H)	Press Release issued by Sanofi-Aventis on November 8, 2010.*

(a)(5)(I)	Press Release issued by Sanofi-Aventis on December 13, 2010.*

(a)(5)(J)	Press Release issued by Sanofi-Aventis on January 9, 2011.**

(b)(A)	Facilities Agreement, dated October 2, 2010, by and among Sanofi-Aventis, BNP Paribas, J.P. Morgan plc and Société Générale Corporate & Investment Banking acting as Initial Mandated Lead Arrangers, Société Générale acting as Facilities Agent and the Financial Institutions included as Lenders therein.*

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.